S.T.Dupont PARIS


03029565

92 BOULEVARD DU MONTPARNASSE 75685 PARIS CEDEX


SEC MAIL PROCESSING
RECEIVED
AUG 2 1 2003
WASH. D.C. 188 SECTION

SECURITY AND EXCHANGE COMMISSION
450 Fifth Street, N.W.
WASHINGTON, D.C. 20549
U.S.A.

Paris, August 11, 2003

RE : **File N°. 82-4552 – S.T.Dupont S.A. – Information Furnished Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934**

SUPPL

Ladies and Gentlemen,

Please find enclosed herewith information regarding S.T.Dupont S.A. (the "Company") required by subparagraph b(1)(iii) of Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934, as amended (the "Act") to maintain the Company's exemption from the requirements of Section 12(g) of the Act.

The following is a list of information the Company considers material pursuant to paragraphs (b)(1)(i) and (b)(3) of the Rule that it (i) has made public pursuant to the laws of France; (ii) has filed with the stock exchange on which its securities are traded (the Paris Bourse); or (iii) has distributed to its shareholders since its most recent submission. English language versions, translations, summaries or descriptions of these documents, as required by paragraph (b)(4) of the Rule, are included as indicated:

* Materiel press release, related to First Quarter 2003/2004 Sales, published by the Company on the following date: 08.08.03.

As stated in paragraph (5) of the Rule, the information and document provided herewith pursuant to paragraph (b)(1) of the Rule are being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise be subjects to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such documents and information constitutes an admission for any purpose that the Company is subject to the Act.

If you have any question regarding this submission, please contact the undersigned at the Company at (33-1) 01.53.91.33.11 (telephone) or (33-1) 01.53.91.30.83 (facsimile).

Very truly yours,

Catherine PY-LEDUCQ
Financial Director

dw 8/27

Encl.

Tél : 01.53.91.30.00 - Fax : 01.53.91.30.80
Siège Social : 92 boulevard du Montparnasse, 75014 PARIS
Société Anonyme à Directoire et Conseil de Surveillance au capital de 9 961 891 €
RCS PARIS B 572 230 829 - Usine à Faverges - 74210 (Haute-Savoie)

S.T.Dupont PARIS

File N°. 82-4552

August 8, 2003

FIRST-QUARTER 2003-2004 SALES
(Period from April 1 to June 30, 2003)

S.T.Dupont's net sales for the three months to June 30, 2003 totaled €14.3 million.

During the first quarter of the 2003-2004 fiscal year, (April 1 to June 30, 2003), S.T.Dupont was confronted with two major external events that strongly impacted sales. These were:

- The SARS virus, which weighed on sales throughout the quarter, with Asia clearly being the worst hit. Asia is the Group's major market, accounting for nearly 42.5% of sales.
- An unfavorable currency effect, particularly due to the strong rise of the euro against the U.S. dollar.

Sales for the three months to June 30, 2003 can be analyzed as follows:

€ millions	**First quarter 2003-2004**	**First-quarter 2002-2003**	**% change**	**% change At constant exchange rates**
Net sales of S.T.Dupont products....	**13.3**	16.9	- 21.7	**- 15.0**
Royalties............................	**1.0**	1.3	- 21.4	**- 11.9**
Net sales	**14.3**	18.2	- 21.7	**- 14.8**

SALES BY GEOGRAPHIC REGION (AT CONSTANT EXCHANGE RATES)

€ millions	First quarter 2003-2004	First quarter 2002-2003	% change
Europe (including France)......	6.3	7.0	- 10.2
Asia (including Japan)...........	6.6	8.3	- 20.4
Americas.......................	0.7	1.1	- 31.4
Other..............................	0.8	0.6	+ 37.5
TOTAL	**14.4**	**16.9**	**- 15.0**

In Europe, first-quarter sales – representing 47.1% of total sales for the period versus 41.3% a year earlier – reflected very subdued trading conditions in the French, German, Swiss and Belgian markets. In France, the effects of the generally sluggish economic environment were exacerbated by strikes and a drop in consumer spending in May, combined with a contraction in the corporate gifts business and a decline in international tourism. The Southern European markets faced a harsh operating environment but did not record a further deterioration in sales. Italy performed very well, as did Eastern Europe, which posted double-digit growth, but this was not enough to offset the performance of the rest of the region as a whole.

In Asia, sales represented 42.5% of the total compared with 49.1% in the first quarter of 2002-2003. At constant exchange rates, business contracted by 38.3% in South-East Asia (excluding Japan), mainly attributable to SARS-related fears which reached their height in the period under review.

It is also to be noted that the basis for comparison – the first quarter of 2002-2003 – is extremely high (Asia's growth during that period was 11.2%, reflecting strong increases in all countries of the region). In addition, the Group's reorganization of its distribution network in China did not negatively impact sales until the second quarter onward.

Despite the tough economic climate, Japan continued to achieve double-digit growth both before and after the currency effect.

The Americas accounted for 4.6% of total sales compared with 6.2% in the corresponding period of 2002-2003. The decrease is due both to the decline in the dollar against the euro and especially to the fact that the new limited edition will not contribute fully to sales until the second quarter, whereas last year's limited edition was invoiced in the first quarter.

At June 30, 2003, on a constant exchange-rate basis the Group's order book was on a par with that for the limited edition launched one year earlier.

The Middle East contributed 5.2% of total sales against 2.9% in the corresponding prior-year period. The passing of the wait-and-see attitude prevailing before the outbreak of war in Iraq resulted in a return to the growth track, with sales up 38% at end-June 2003.

■ SALES BY PRODUCT LINE (AT CONSTANT EXCHANGE RATES)

€ millions	**First-quarter 2003-2004**	**First-quarter 2002-2003**	**% change**
Lighters & Pens	9.5	10.9	- 12.6
Leather goods, Watches, Ready-to-wear & Accessories	4.9	6.0	- 19.3
TOTAL	**14.4**	**16.9**	**- 15.0**

The Lighters and Pens line accounted for 66.8% of total sales versus 64.3% in the first quarter of 2002-2003. S.T.Dupont did not launch any new products during the period. Sales of the Writing Instruments line were also weighed down by weak corporate gifts performance during the period under review.

Leather goods, Watches, Ready-to-wear and Accessories contributed 33.2% to total first-quarter sales compared with 35.7% one year earlier. All diversification lines contracted at more or less the same level, except for Watches. A time lag relating to Ready-to-wear sales will defer invoicing to the second quarter.

■ ROYALTIES

The decrease in royalties is due to the fact that revenues are no longer being generated by the former Ready-to-wear licensee for the Japanese market, as well as to the negative effect of exchange rates.

■ OUTLOOK

The second quarter has started off in a brighter climate. The SARS virus has been contained, exchange rates have temporarily stabilized, and launches of new products and limited editions will be taking place. The combination of these factors should help S.T.Dupont to enhance its second-quarter performance compared with the corresponding period in 2002-2003.

The Group is continuing to implement its expansion plan on schedule. The following action points have been carried out for Ready-to-wear and Leather goods, which have been pinpointed as priority product lines in the brand development strategy:

- New collections have been launched in the Ready-to-wear line and have been very well received;
- Leather-goods – one of the priority line in the development strategy – will see the launching of new products in 2004-2005.
-

S.T.Dupont is now moving into the operational phase of its brand repositioning plan, which includes redesigning the S.T.Dupont boutiques, reworking the packaging concept and logo, and creating new advertising messages. These measures have been implemented according to schedule.

As previously announced, 2003-2004 will be a transition year for S.T.Dupont, in which the Group will be actively preparing for growth over the coming years.

Analysts contact: Catherine Py-Leducq (up to August 15, 2002)
+33 (0)1.53.91.33.11

Virginie Radice (from August 19, 2002)
+33 (0)1.53.91.30.37

Press contact: Thierry Micheels
+33 (0)1.58 47 94 98